Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2013	2012
Earnings:	($ in millions)
Income from continuing operations before taxes	$63.8	$60.5
Add (deduct):
Equity in income of non-consolidated affiliates	(0.6)	(0.2)
Dividends received from non-consolidated affiliates	0.1	0.1
Capitalized interest	(0.8)	(1.1)
Fixed charges as described below	16.0	12.4
Total	$78.5	$71.7

Fixed charges:
Interest expensed and capitalized	$9.9	$7.6
Estimated interest factor in rent expense(1)	6.1	4.8
Total	$16.0	$12.4

Ratio of earnings to fixed charges	4.9	5.8

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.